Filed pursuant to Rule 424(b)(3)
File No. 333-268966

PROSPECTUS SUPPLEMENT (To Prospectus dated April 3, 2023)	June 5, 2023

OXFORD PARK INCOME FUND, INC.
Maximum Offering of 20,000,000 Shares of Common Stock

This prospectus supplement contains information which amends, supplements and modifies certain information contained in the prospectus dated April 3, 2023 (the “Base Prospectus” together with this prospectus supplement, the “Prospectus”), which relates to the sale of shares of common stock of Oxford Park Income Fund, Inc. (the “Fund”) in a continuous offering of up to 20,000,000 shares of common stock.

This prospectus supplement supersedes the Base Prospectus to the extent it contains information that is different from or in addition to the information in the Base Prospectus. Unless otherwise indicated, all other information included in the Base Prospectus that is not inconsistent with the information set forth in this prospectus supplement remains unchanged.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 25 of the Base Prospectus and in our subsequent filings with the Securities and Exchange Commission that are incorporated by reference into the Prospectus, if any, before investing.

The terms “Oxford Park,” the “Fund,” “we,” “us” and “our” generally refer to Oxford Park Income Fund, Inc.

MONTHLY NET ASSET VALUE DETERMINATION

In connection with our monthly net asset value determination, we are announcing that the estimated net asset value of our investment portfolio as of May 31, 2023 is $25.42 per share of our common stock.

UPDATE TO CONTINUOUS OFFERING

Effective June 1, 2023, all references to the Dealer Manager in the Prospectus shall be deemed to refer to JCC Capital Markets, LLC unless otherwise stated in the Prospectus or unless context requires otherwise.

EXPENSE SUPPORT AND REIMBURSEMENT AGREEMENT AND FEE WAIVER

The Fund and Oxford Park Management, LLC (the “Adviser”) entered into an Expense Support and Reimbursement Agreement, dated April 3, 2023 (the “Expense Support Agreement”). Pursuant to the Expense Support Agreement, the Adviser will pay or be responsible for all ordinary operating expenses (as defined in the Expense Support Agreement) incurred by or on behalf of the Fund until such time that the Fund has total assets of $50 million, subject to the reimbursement described below.

Any such ordinary operating expense payments made by the Adviser are subject to reimbursement from the Fund for the period commencing on the last business day of the calendar month in which such expense payment was made and ending on the third-year anniversary of the last business day of the calendar month in which such expense payment was made by the Adviser on the Fund’s behalf. Reimbursement of any such expenses by the Fund to the Adviser (such full or partial reimbursement is referred to herein as the “Expense Reimbursement Amount”) will only be made if, at the time of reimbursement, the amount of such ordinary operating expenses incurred by the Fund during a fiscal year in which such repayment is made, together with the Expense Reimbursement Amount, does not exceed 1.50% of the total assets of the Fund.

The Adviser signed a waiver letter agreement dated April 3, 2023 (the “Waiver Letter”) pursuant to which the Adviser agreed to irrevocably waive any base management fee and income incentive fee due by the Fund to the Adviser for the twelve-month period ending March 31, 2024 pursuant to the Investment Advisory Agreement between the Fund and the Adviser.

DISTRIBUTION REINVESTMENT PLAN

On June 5, 2023, the Board approved certain revisions to the Distribution Reinvestment Plan to amend the procedural requirements for shareholders to “opt out” of the Fund’s distribution reinvestment plan. Effective as of the date hereof, the section titled “Distributions—Distribution Reinvestment Plan” in the Base Prospectus is amended and restated as follows:

Distribution Reinvestment Plan

The Fund has adopted a distribution reinvestment plan that provides for reinvestment of its distributions on behalf of shareholders, unless a shareholder elects to receive cash as provided below. As a result, if the Board of Directors authorizes, and the Fund declares, a cash distribution, shareholders who have not opted out of its distribution reinvestment plan will have their cash distributions automatically reinvested in additional Shares, rather than receiving the cash distributions.

No action will be required on the part of a registered shareholder to have his or her cash distribution reinvested in Shares. A registered shareholder may elect to receive an entire distribution in cash by notifying U.S. Bancorp Fund Services, LLC, the plan administrator and the Fund’s transfer agent and registrar, by telephone or in writing by providing the appropriate information and making the related election in the Investor Application or, if later choosing to make such an election, by completing a Change In Ownership Form so that such notice is received by the plan administrator no later than the record date for distributions to shareholders. The plan administrator will set up an account for Shares acquired through the plan for each shareholder who has not elected to receive distributions in cash and hold such Shares in non-certificated form.

Those shareholders whose Shares are held by a broker or other financial intermediary may receive distributions in cash by notifying their broker or other financial intermediary of their election.

During this offering, the Fund generally intends to coordinate distribution payment dates so that the same price that is used for the closing date immediately following such distribution payment date will be used to calculate the purchase price for shareholders under the distribution reinvestment plan. In such case, your reinvested distributions will purchase Shares at a price equal to 95% of the price that Shares are sold in the offering at the closing immediately following the distribution payment date or at their net asset value if the Fund does not hold a closing for the month immediately following the distribution payment date.

There is no charge to shareholders for receiving their distributions in the form of additional Shares. Any transaction fees, brokerage charges, plan administrator’s fees or any other charges for handling distributions in stock are paid by the Fund. There are no brokerage charges with respect to Shares the Fund has issued directly as a result of distributions payable in stock. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the Shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct any applicable brokerage charges from the proceeds.

Shareholders who receive distributions in the form of Shares are subject to the same federal, state and local tax consequences as are shareholders who elect to receive their distributions in cash. The amount of the distribution for U.S. federal income tax purposes will be equal to the fair market value of the Shares received. A shareholder’s basis for determining gain or loss upon the sale of Shares received in a distribution from the Fund will be equal to the amount treated as a distribution for U.S. federal income tax purposes.

The plan may be terminated by the Fund upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any dividend or distribution by the Fund. All correspondence concerning the plan should be directed to the plan administrator as follows: telephone number is 877-458-3589 and written correspondence can be mailed to:

Express/Overnight Delivery:

U.S. Bank Global Fund Services

615 East Michigan St, 3rd Fl

Milwaukee, WI 53202

Attn: Oxford Park Income Fund, Inc

Standard Mail:

U.S. Bank Global Fund Service

P.O Box 701

Milwaukee, WI 53201-0701

Attn: Oxford Park Income Fund, Inc